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                              November 9, 2021

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 2,
2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment on Form 1-A filed November 2, 2021

       Arrived Homes, LLC Consolidated Financial Statements (Unaudited) June 30, 2021, page F-2

   1. We note your financial statements for Arrived Homes, LLC as of and for the 6 months ended June 30, 2021
reflect the initial 6 Series of Arrived Homes, LLC. It appears that
                                                        Arrived Homes, LLC has
acquired additional properties through additional Series during the 6 months ended June
30, 2021. Please tell us how you determined it was unnecessary to reflect these Series
in your financial statements as of and for the 6 months ended June
                                                        30, 2021.
       Unaudited Pro Forma Combined Financial Statements, page F-58

   2. Please revise your pro forma financial information to include a pro forma combined balance sheet as of the
end of the most recent period for which a balance sheet of the
 Ryan Frazier
Arrived Homes, LLC
November 9, 2021
Page 2
       issuer is required. Please further revise to provide pro forma combined statements of comprehensive income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Part F/S of Form 1-A.
3. We note this offering circular is for Series Membership interests in 23 new series of the company. Please tell us how you determined it was unnecessary to reflect these 23 new series in your pro forma financial information. Refer to Part F/S of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Frazier
                                                             Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                             Office of Real
Estate & Construction
November 9, 2021 Page 2
cc:       John Rostom, Esq.
FirstName LastName